FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – OCTOBER 19, 2010

BAYTEX ANNOUNCES PROPERTY DISPOSITION

Calgary, Alberta (October 19, 2010) – Baytex Energy Trust ("Baytex") (TSX: BTE.UN; NYSE: BTE) announces that it has sold its 50% interest in the lands and wells comprising Phase I of a heavy oil joint venture project at Kerrobert, Saskatchewan to Petrobank Energy and Resources Ltd. ("Petrobank").  The disposed assets include approximately 1,300 net acres of land as well as Baytex's interest in the two-well pilot project that utilizes Petrobank's THAITM technology.

Total consideration received by Baytex included $18 million in cash and a gross overriding royalty on Baytex's 50% interest in the Phase I lands.  Payment of the gross overriding royalty will commence one year following first production from any well on the lands (other than the two-well pilot project).  Baytex will retain its 50% interest in the area of mutual interest surrounding the Phase I lands.

The disposition will have a negligible impact on production, capital expenditures and funds from operations for 2010.  Consequently, Baytex is not altering its 2010 guidance as a result of the disposition.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

THAITM is a registered trademark of Archon Technologies Ltd., a wholly-owned subsidiary of Petrobank.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to the impact of the asset disposition on our production, capital expenditures and funds from operations for 2010.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer                                                                     Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                             Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations                                                                                             Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca